

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2014

Via E-mail
Ian T. Blackley
Principal Financial Officer and Principal
Accounting Officer
Overseas Shipholding Group, Inc.
1301 Avenue of the America
New York, NY 10019

      Re: **Overseas Shipholding Group, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2013
               Filed March 13, 2014
               File No. 001-06479

Dear Mr. Blackley:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Lyn Shennk

                         Lyn Shenk
                         Branch Chief